Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Michael Lordi +1 201-785-3206 mikel@radware.com

For Immediate Release

Radware Ltd. Announces First Quarter 2012 Results

* Quarterly Revenues of $45.0 Million
* Quarterly Non-GAAP EPS $0.39

TEL AVIV, ISRAEL: May 1, 2012 — Radware (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $45.0 million for the first quarter of 2012. This represents an increase of 17% compared with revenues of $38.6 million for the first quarter of 2011.

Net income on a GAAP basis for the first quarter of 2012 was $6.9 million or $0.30 per diluted share, compared with net income of $4.4 million or $0.19 per diluted share for the first quarter of 2011.

Net income on a Non-GAAP basis for the first quarter of 2012 was $9.0 million or $0.39 per diluted share, compared with net income of $6.1 million or $0.27 per diluted share for the first quarter of 2011.

At the end of the first quarter 2012, the company’s overall cash position including cash, short-term bank deposits and marketable securities amounted to $238.8 million, representing an increase in the company's cash position of approximately $19.7 million in the first quarter of 2012.

“We enjoyed very strong business traction this past quarter,” stated Roy Zisapel president and chief executive officer, Radware. “Increased demand in the Americas for our application delivery and security solutions has stimulated this growth as key customers and channels benefit from and recognize the unique differentiators we have to offer in these areas.”

 During the first quarter 2012, Radware released the following significant announcements:

•	Radware Announces Fourth Quarter 2011 Earnings Conference Call

•	Radware Extends Red Hat Enterprise Virtualization Ecosystem by Offering Virtual Application Delivery Solution for Red Hat Users

•	Radware’s Alteon 5224 ADC Platform Sets New Industry Standard for Enterprise Market Application Delivery Needs

•	Radware’s Emergency Response Team Says Recent Cyber Attacks Proved Again the Need To Fight DDoS Attacks on All Fronts

•	Radware Ltd. Announces Fourth Quarter 2011 Results

•	Radware Security Report Debunks Prevailing Myths About Distributed Denial of Service (DDoS) Attacks

•	Radware’s Alteon® 10000 Earns INTERNET TELEPHONY® Magazine’s Fourteenth Annual Product of the Year Award

•	Radware’s ADC-VX Powers KPN’s Data Center Hosting and Cloud Services with Advanced ADC Virtualization Capabilities

•	Radware Wins TMC’s 2011 Cloud Computing Excellence Award

•	Radware Announces First Quarter 2012 Earnings Conference Call

Company management will host a quarterly investor conference call at 8:45am ET on May 1, 2012. The call will focus on financial results for the quarter ending March 31, 2012 and certain other matters related to the Company’s business.

The conference call will be webcast on May 1, 2012 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the first quarter 2012 call:

Participants in the US call: Toll Free +1 877-392-9880
International participants call: +1 760-666-3769
Conference ID:  67067191

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2011	March 31, 2012
		(Unaudited)
Current assets
Cash and cash equivalents	17,386	14,903
Available-for-sale marketable securities	10,334	7,058
Short-term bank deposits	88,773	108,526
Trade receivables, net	12,565	14,858
Other receivables and prepaid expenses	3,625	3,283
Inventories	12,147	12,244
	144,830	160,872
Long-term investments
Available-for-sale marketable securities	102,644	108,309
Severance pay funds	3,047	2,993
	105,691	111,302

Property and equipment, net	11,084	10,986

Other assets
Intangible assets, net	8,163	7,404
Other long-term assets	1,365	1,375
Goodwill	24,465	24,465

Total assets	295,598	316,404

Current liabilities
Trade payables	5,099	6,144
Deferred revenues, other payables and accrued expenses	43,732	54,036
	48,831	60,180

Long-term liabilities	27,446	20,075

Shareholders’ equity
Share capital	528	542
Additional paid-in capital	233,353	240,728
Accumulated other comprehensive income (loss)	(1,663)	903
Treasury stock, at cost	(18,036)	(18,036)
Retained earnings	5,139	12,012
Total shareholders’ equity	219,321	236,149

Total liabilities and shareholders' equity	295,598	316,404

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2011	2012
	(Unaudited)	(Unaudited)

Revenues	38,619	45,021
Cost of revenues	7,879	8,532
Gross profit	30,740	36,489
Operating expenses:
Research and development	8,704	9,152
Selling and marketing	16,406	18,687
General and administrative	2,349	2,404
Total operating expenses	27,459	30,243
Operating income	3,281	6,246
Financial income, net	1,339	1,502
Income before taxes on income	4,620	7,748
Taxes on income	(231)	(875)
Net income	4,389	6,873

Basic net earnings per share	$0.21	$0.32
Weighted average number of shares used to compute basic net earnings per share	20,674,379	21,494,707

Diluted net earnings per share	$0.19	$0.30
Weighted average number of shares used to compute diluted net earnings per share	23,023,883	23,116,111

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended March 31,
	2011	2012
	(Unaudited)	(Unaudited)

GAAP net income	4,389	6,873
Stock-based compensation expenses, included in:
Cost of revenues	15	21
Research and development	253	328
Selling and marketing	610	966
General and administrative	318	274
	1,196	1,589
Amortization of intangible assets included in:
Cost of revenues	541	468
Selling and marketing	421	291
	962	759

Exchange rate differences, net on balance sheet items included in finance income	(429)	(268)

Non-GAAP net income	6,118	8,953

Non-GAAP diluted net earnings per share	$0.27	$0.39

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	23,023,883	23,116,111